December 16, 2016

W. John Cash, Accounting Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:            VSE Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 3, 2016
Form 10-Q for the Fiscal Quarter Ended September 30, 2016
Filed October 26, 2016
File No. 0-3676

Dear Mr. Cash:

Below please find our responses to the comments of the Securities and Exchange Commission staff set forth in your letter dated December 5, 2016 regarding the Form 10-K for the fiscal year ended December 31, 2015 filed with the Commission on March 3, 2016 and the Form 10-Q for the Fiscal Quarter Ended September 30, 2016 filed with the Commission on October 26, 2016 (File No. 0-03676) by VSE Corporation (also referred to as the "Company," "we," "us," or "our"). For the convenience of the staff, its comments have been duplicated in this letter above the corresponding responses.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 1. Business, page 5

1. On page 10, you disclose that some of your work involves handling of hazardous materials and that compliance with environmental regulation could have a material impact on your business. In future filings, please disclose the material effects that compliance with Federal, State and local provisions regulating the discharge of materials or that otherwise relate to the protection of the environment may have upon your operations. See Item 101(c)(1)(xii) of Regulation S-K.

Response: We will disclose in future filings the material effects, if any, that compliance with Federal, State and local provisions regulating the discharge of materials or that otherwise relate to the protection of the environment may have upon our operations.

2. We note that under your risk factor entitled "Global economic conditions . . ." on page 9, you disclose that you perform work in foreign countries, and in MD&A on page 20, we note disclosure that you are directly marketing services to international clients through your work with foreign client countries. In future filings, please provide financial information about geographic areas that is required by Item 101(d) of Regulation S-K.

Response: We will disclose in future filings the financial information about geographic areas that is required by Item 101(d) of Regulation S-K.

Item 3. Legal Proceedings, page 12

3. In future filings, please revise your description of legal proceedings to disclose the relief sought in each proceeding.

Response: We will disclose in future filings relief sought in each of our legal proceedings.

Item 4(a). Executive Officers of Registrant, page 13

4. In future filings, please disclose the business experience information for each of your executive officers, as required by Item 401(b).  We note that you have not included this information for Messrs. Harris, Kiernan, Loftus and Margolis.

Response: We will disclose in future filings the business experience information for each of our executive officers that is required by Item 401(b) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Critical Accounting Policies – Goodwill and Intangible Assets, page 22

5. Please tell us, and disclose in future filings, the number of reporting units you have, including the number of reporting units with goodwill.

Response: We have five reporting units, of which four have goodwill. We will disclose this in future filings.

6. We refer to your disclosure in Note 1 that the fair value of your reporting units exceeded their carrying values. With the exception of your Akimeka reporting unit, please tell us whether any other reporting units had a fair value that was not substantially in excess of its carrying value. To the extent that any of your reporting units have estimated fair values that were not substantially in excess of its carrying values, and to the extent that goodwill for these reporting units, individually or in the aggregate, if impaired, could materially impact your operating results, we remind you to provide the following disclosures for each of these reporting units:
•	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
•	The amount of goodwill allocated to the reporting unit;
•	A description of the methods and key assumptions used and how the key assumptions were determined;
•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and
•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303 of Regulation S-K and Section 501.14 of the SEC´s Codification of Financial Reporting Policies for guidance.

Response: We advise the staff that when we performed our annual goodwill impairment test during fiscal 2015, the fair value of each of our reporting units exceeded its carrying value ("clearance") by at least 75%, except for the Akimeka reporting unit and the Aviation reporting unit.

On page 22 of the Form 10-K for the year ended December 31, 2015, we disclosed that the Akimeka reporting unit was at risk of failing a future Step 1 impairment test because Akimeka has experienced a reduction in services performed due to a decline in services ordered by clients on contracts, contract expirations, and the government's practice of awarding the types of work performed by Akimeka on expiring contracts to small businesses as set-aside contracts.  This had resulted in a clearance of approximately 9% in our 2015 annual impairment test.

The Aviation reporting unit was formed during the first quarter of 2015 as the result of an acquisition we completed on January 28, 2015.  Given the timing of the acquisition, our 2015 annual impairment test was performed only nine months after the acquisition date. For our 2015 annual impairment test, we determined that the Aviation reporting unit's clearance had increased to approximately 9%.  The carrying value of our Aviation reporting unit included goodwill of $104.5 million.

While both of these reporting units had clearances of less than 10%, we concluded that the Akimeka reporting was at risk of failing a future Step 1 impairment test because Akimeka has experienced reductions in revenues and profits, and that the Aviation reporting unit was not at risk of failing a future Step 1 impairment test based on the facts and circumstances discussed in the following paragraph.

The Aviation reporting unit's business outlook and performance used in the 2015 annual impairment test were in line with our projections used to determine the fair value the reporting unit in connection with the January 2015 acquisition and there was a significantly lower level of uncertainty associated with the methods and assumptions used in the impairment test as a result of the proximity of the acquisition to the 2015 annual impairment test. Additionally, no significant adverse events occurred between the acquisition date and the 2015 annual impairment test date, or have occurred since the 2015 annual impairment test date.  Based on these facts and circumstances, we concluded that the fair value of the Aviation reporting unit was substantially in excess of its carrying value and not at risk of failing a future Step 1 impairment test.  In future periods, we will continue to monitor the Aviation reporting unit as significant negative industry or economic trends or failure to achieve the revenue and profits expected from our Aviation acquisition could have a negative effect on fair value and the clearance in the future.

Our future filings will include a statement to the effect, if applicable, that the estimated fair value of each of our reporting units substantially exceeds its carrying value or should a situation arise under which we believe it to be reasonably possible that the fair value of one of our reporting units will no longer be substantially in excess of its carrying value, we will include additional disclosure as appropriate. The disclosure will include:

•	the percentage by which fair value exceeds the carrying value as of the most-recent Step 1 test;
•	the amount of goodwill allocated to the reporting unit;
•	a description of the methods and key assumptions used and how the key assumptions were determined;
•	a discussion of the degree of uncertainty associated with the key assumptions, which will also provide specifics to the extent possible; and
•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Form 10-Q for the Fiscal Quarter Ended September 30, 2016

Item 1. Financial Statements, page 4

Note 5 – Commitments and Contingencies, page 10

7. We refer to the wrongful death action related to the fireworks explosion. Please revise future filings to state, if true, that you also do not anticipate that this litigation will have a material adverse effect on your cash flows.

Response: We will state in future filings that we do not anticipate that this litigation will have a material adverse effect on our cash flows.

8. In regard to the lawsuit from the Municipality of Anchorage, you disclose that you currently cannot predict whether the matter will have a material adverse effect on your financial position or results of operations. To the extent that it is reasonably possible that a loss exceeding amounts already accrued has occurred, please either disclose an estimate of the additional loss or range of loss, or explain why an estimate cannot be made. Please refer to ASC 450-20-50.

Response: Our subsidiary ICRC and two former subcontractors of ICRC were named as defendants in the Anchorage lawsuit. We have not accrued any amounts related to this lawsuit. The plaintiff is seeking unspecified amounts for asserted breach of contract, professional negligence and negligence in respect of work and services ICRC rendered. In view of the absence of specified amounts of damages being sought, the complex nature of the lawsuit, including that ICRC did not have a contract with the Municipality of Anchorage, and our pending litigation against our insurers regarding the Anchorage lawsuit, we cannot make a reasonable estimate of the amount or range of loss or possible loss in respect of the lawsuit. Subject to changed circumstances, our future filings will state that we believe that an estimate of the amount or range of loss in respect of the Anchorage lawsuit cannot be reasonably made and the reasons such estimate cannot be reasonably made.

9. We refer to the paragraph that discusses the resolution of other claims and investigations. Please revise future filings to state whether you expect the resolution of these items will have a material adverse effect on your cash flows.

Response: We will state in future filings whether we expect the resolution of other claims and investigations will have a material adverse effect on our cash flows.

In connection with this response to your comments, we hereby acknowledge that:

• we are responsible for the adequacy and accuracy of the disclosure in our filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the
Commission from taking any action with respect to the filing; and

• we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this response, please contact me at (703) 329-4263.

Sincerely,

/s/ Thomas R. Loftus
Thomas R. Loftus
Executive Vice President and
Chief Financial Officer